Exhibit 12.1

Halozyme Therapeutics, Inc.
Statement of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2012	2013	2014	2015	2016
Earnings:
Net loss before income taxes	$(53,552)	$(83,479)	$(68,375)	$(32,231)	$(101,861)
Add: fixed charges	154	3,441	5,762	5,388	20,190
Earnings as defined	$(53,398)	$(80,038)	$(62,613)	$(26,843)	$(81,671)
Fixed Charges and Preferred Stock Dividends:
Interest expense	$—	$3,274	$5,581	$5,201	$19,977
Estimated interest component of rent expenses	154	167	181	187	213
Total fixed charges	154	3,441	5,762	5,388	20,190
Preferred stock dividends	—	—	—	—	—
Total fixed charges and preferred stock dividends	$154	$3,441	$5,762	$5,388	$20,190
Ratio of earnings to fixed charges	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—